UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

contact: Roy Bodner

vice president public relations

Peace Arch Entertainment

310-776-7208 or rbodner@peacearch.com

World Premiere of Peace Arch® Entertainment’s “The Mad” Opens Toronto’s Canadian Filmmakers Festival - March 22nd

ZOMBIE HORROR-COMEDY STARS BILLY ZANE AND MAGGIE CASTLE

Toronto – Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News) announced today that “The Mad,” a hilarious and original re-take on the zombie genre, will fill the prestigious opening film slot at this year’s Canadian Filmmakers Festival at Toronto’s Cineplex Odeon Varsity Cinemas.  The film’s director-producer and writer Johnny Kalangis (“Love is Work”) will be in attendance.

Billy Zane (“Titanic”) stars in this flesh-tearing, blood-spurting ode to parenthood, rock & roll and good table manners.  When Dr. Jason Hunt (Zane) takes his teenage daughter Amy (Maggie Castle) for a trip through the countryside, their vacation turns deadly during a pit stop at a roadside bed and breakfast.  After eating burgers provided by a local farmer, tourists are transformed into relentless, flesh-hungry maniacs.  Along the way, “The Mad” gives new meaning to the old adage “You are what you eat.”  The film also stars Shauna MacDonald, Evan Charles Flock, Jordan Madley and Rothaford Gray, and has a running time of 83 minutes.

“The Mad” is directed by Johnny Kalangis, written by Kalangis, Kevin Hennelly and Christopher Warre Smets and produced by Kalangis, Harvey Glazer and Rob Wilson, with co-producer Jonathan Dueck and executive producers Kate Harrison and Lewin Webb.

“The Mad” will be distributed in the United States by Los Angeles-based Genius Entertainment, with a street-date of May 22, 2007.  Under an agreement entered into in May 2006, Peace Arch engaged Genius as its US home entertainment distributor for a slate of pictures in the horror, science fiction and action genres.  The agreement has now been extended three times, adding additional titles including “Animal 2” starring Ving Rhames and "Bottom Feeder" starring Tom Sizemore. The first picture in the package, "The Last Sect" starring David Carradine, was released by Genius on DVD on September 12, 2006.

The Canadian Filmmakers Festival, which runs March 22-25, is an event devoted entirely to the celebration, promotion, and advancement of Canadian film and it marks its fourth year with a 100% Canadian film program.

About Peace Arch® Entertainment Group Inc.

Peace Arch® Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 3, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.